EXHIBIT 99.1

Biodexa Appoints Ann Merchant to the Board of Directors

Biodexa Pharmaceuticals PLC
(“Biodexa” or the “Company”)

Biodexa Appoints Ann Merchant to the Board of Directors

CARDIFF, United Kingdom, Dec. 29, 2023 (GLOBE NEWSWIRE) – Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs including Type 1 diabetes and rare / orphan brain cancers, is pleased to announce the appointment of Ann Merchant to the Board of Directors of the Company as Non-executive Director with effect from 31 December 2023.

Since 2018, Ann Merchant has served as Vice President for MorphoSys, and currently as Head of Global Supply Chain and External Operations. Prior to joining MorphoSys, from September 2011 to August 2018, Ms. Merchant served as the President of Schreiner Medipharm. Between 1994 and 2011, Ms. Merchant held various roles at Amgen in Europe and the US, including Vice President, Head of International Supply Chain and Site Head between 2007 and 2011.

Ms. Merchant is also a Non-executive Director of Alvotech S.A (NASDAQ: ALVO), a biosimilars company.

Ms. Merchant is a U.S citizen and holds a Bachelor of Science in Languages from Georgetown University and an MBA from the Henley Business School.

Commenting, Dr Stephen Parker, Chairman Biodexa, said: “I am very pleased to welcome Ann to the Board. With her broad experience of operations on an international scale she will bring a different perspective and complement the existing skillset of the Board”.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programmes include MTX110, which is being studied in aggressive rare/orphan brain cancer indications, and tolimidone which is under development as a novel agent for the treatment of type 1 diabetes.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Tolimidone is an orally delivered, potent and selective inhibitor of lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio- delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Parker, Chairman
Tel: +44 (0)29 20480 180 www.biodexapharma.com
Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com